Filed by Telesp Celular Participações S.A.

pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: Telesp Celular Participações S.A.

Commission File No.: 333 - 09470

Tele Centro Oeste Celular Participações S.A.

Commission File No.: 001-14489

Tele Sudeste Celular Participações S.A.

Commission File No.: 001-14485

Tele Leste Celular Participações S.A.

Commission File No.: 001-14481

Celular CRT Participações S.A.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Investors in American Depositary Shares (“ADSs”) of Telesp Celular Participações S.A. (“TCP”), Tele Centro Oeste Celular Participações S.A. (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”) and Tele Leste Celular Participações S.A. (“TLE”) and U.S. holders of ordinary shares and preferred shares of TCP, TCO, TSD, TLE and Celular CRT Participações S.A. (“CRTPart” and, together with TCP, TCO, TSD and TLE, the “Companies”) are urged to read the U.S. prospectus (which, in the case of holders of ADSs or U.S. holders of shares of TCP, serves as an information statement) because it contains important information. The U.S. prospectus prepared for holders of ADSs of TCO, TSD and TLE and for U.S. holders of ordinary shares and preferred shares of TCO, TSD, TLE and CRTPart (which also serves as an information statement for holders of ADSs of TCP and U.S. holders of shares of TCP) has been filed with the SEC as part of Registration Statement on Form F-4 of TCP, as amended, which Registration Statement has been declared effective. Investors and security holders may obtain a free copy of the U.S. prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the U.S. prospectus may also be obtained for free from TCP.

This communication contains forward-looking statements. These statements are statements that are not historical facts, and are based on estimates of future economic circumstances, industry conditions, company performance and financial results. Statements regarding future financial results, business strategies, future synergies, future costs and future liquidity of the Companies are examples of forward-looking statements. Such statements are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

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The following documents relate to the proposed corporate restructuring of the Companies:

1.	Minutes of a meeting of the Shareholders of Telesp Celular Participações S.A., dated February 22, 2006.
2.	Minutes of a meeting of the Shareholders of Celular CRT Participações S.A., dated February 22, 2006.

MINUTES OF A MEETING OF THE SHAREHOLDERS OF TELESP CELULAR PARTICIPAÇÕES S.A.,

DATED FEBRUARY 22, 2006.

TELESP CELULAR PARTICIPAÇÕES S.A. Publicly-held company with authorized capital CNPJ 02.558.074/0001-73 - NIRE 35300158792
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON FEBRUARY 22, 2006

1. DATE, TIME AND PLACE OF THE MEETING: Meeting held at 2:00 p.m., on February 22, 2006, at the Company’s headquarters, located at Av. Roque Petroni Junior, 1464 - térreo (Teatro), in the Capital of the State of São Paulo.

2. CALL NOTICE: The call notice was published in the “Diário Oficial do Estado de São Paulo” (Business Section - pages 7, 8 and 12, respectively) and in the “Gazeta Mercantil” (pages A-6, C-6 and C-4, respectively), on December 6, 7 and 8, 2005, and with new Call Notice, in accordance with the Notice to Shareholders published on January 27, 2006, in the “Diário Oficial do Estado de São Paulo” (Business Section - pages 15, 22 e 19, respectively) on January 27, 28 e 31, 2006 and in the “Gazeta Mercantil” (pages A-9, A-9 and A-7, respectively), on January 26, 27 and 30, 2006.

3. ATTENDANCE: Shareholders representing over 2/3 (two thirds) of the voting capital stock of the Company, reaching, thus, the legal quorum required for the approval of the resolutions set forth in the Agenda of this General Extraordinary Shareholders Meeting, as reflected in the signatures in the Registration Book of Shareholders Attendance at General Meetings Nr. 01, pages 69 and 70.

4. BOARD: The meeting was chaired by Mr. Breno Rodrigo Pacheco de Oliveira and having as Secretary Mr. Moshe Sendacz. In compliance with Article 164 of Law Nr. 6,404/76, Mr. Evandro Luis Pippi Kruel, member of the Board of Auditors of the Company, attended the Meeting. The following also attended this Meeting: the Chief Executive Officer of the Company and of the companies of which shares and net assets, as the case may be, shall be merged into the Company, Mr. Roberto Oliveira de Lima, and the representatives of the companies Deloitte Touche Tohmatsu Auditores Independentes, Mr. José Domingos do Prado, Planconsult Planejamento e Consultoria, Mr. Rodolfo Mato, and Goldman Sachs & Companhia, Mr. Guilherme Bottura.

5. RESOLUTIONS: Beginning the meeting, the President clarified that the minutes of the shareholders meeting would be recorded as a summary of what occurred, including only a record of the resolutions as allowed by article 130, 1st paragraph of Law nr. 6,404/76. Then, the President informed those present that documents or proposals, votes or dissents from the resolutions to be considered should be presented in writing to the chair, which for such purposes would be represented by the Secretary. In addition to that, the President informed those present that the documents relating to the resolutions to be considered in the meeting were available at the Chairman’s table and that such documents were made available to the shareholders pursuant to the Instruction CVM nr. 319/99 since the date of publication of the conditions of the restructuring described in the Relevant Fact dated as of December 4th, 2005 and published on December 6th, 2005 (the “Relevant Fact”).

TELESP CELULAR PARTICIPAÇÕES S.A. Publicly-held company with authorized capital CNPJ 02.558.074/0001-73 - NIRE 35300158792
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON FEBRUARY 22, 2006

The shareholders discussed the matters indicated in the agenda and have resolved the following, with those legally impeded from voting having refrained from doing so:

(a) to approve by the majority of the votes of the shareholders in attendance, in its entirety and with no reservation, the Financial Statements of the Company drawn up on September 30, 2005, previously examined by the Independent Auditors and approved by the members of the Board of Auditors and Board of Directors, ad referendum of this shareholders’ meeting. Such Financial Statements were made available to all the shareholders as informed in item 2.9 of the Relevant Fact, pursuant to the terms of Article 3rd of CVM Instruction No. 319/99. It was clarified to the shareholders in attendance that the Financial Statements of the Company dated September 30, 2005, were submitted to the shareholders’ meeting because they are part of the documents used in the corporate restructuring transaction, which is the subject of a resolution of this shareholders’ meeting, as mentioned in the Relevant Fact, for the purposes of the valuations and pursuant to the terms of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification, which shall be submitted to the shareholders next.

(b) to approve, by the majority of the votes of the shareholders in attendance and without any restrictions, according to the proposal of the Management bodies, which received a favorable opinion from the Board of Auditors approved at a meeting held for such purpose on February 6, 2006, the reduction of the capital stock of the Company in order to absorb losses, pursuant to Article 173 of Law 6,404/76, in view of the lack of a balance in the account for accumulated profits, profits reserve and legal reserve. The proposed reduction amounts to R$3,147,782,181.54 (three billion, one hundred forty-seven million, seven hundred eighty-two thousand, one hundred eighty-one reais and fifty-four cents), which corresponds to the amount of losses of the Company recorded in its balance sheet drawn up on September 30, 2005, without any change to the number of shares representing the capital stock, since the shares of the Company have no par value. The capital stock of the Company is changed from the current amount of R$6,670,152,498.26 (six billion, six hundred seventy million, one hundred fifty-two thousand, four hundred ninety-eight reais and twenty-six cents) to the amount of R$3,522,370,316.72 (three billion, five hundred twenty-two million, three hundred seventy thousand, three hundred sixteen reais and seventy-two cents). It was clarified that the proposed capital reduction is intended to enable the the payment of dividends to all the shareholders of the Company as soon as the Company begins to record profits, bearing in mind, as well, the intended Corporate Restructuring. In view of the approval of the capital reduction, the parties to the Corporate Restructuring hereby recognize

TELESP CELULAR PARTICIPAÇÕES S.A. Publicly-held company with authorized capital CNPJ 02.558.074/0001-73 - NIRE 35300158792
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON FEBRUARY 22, 2006

that the value of the capital stock of the Company before the merger contemplated by the Protocol of Merger of Shares and Instrument of Justification, executed on December 4, 2005, whose approval shall be the subject of a resolution that will be discussed in the next item on the Agenda of this shareholders’ meeting to be considered for all purposes, amounts to R$3,522,370,316.72 (three billion, five hundred twenty-two million, three hundred seventy thousand, three hundred sixteen reais and seventy-two cents) and, consequently, the final capital stock after the Corporate Restructuring, once it is approved, shall amount to R$6,153,506,952.73 (six billion, one hundred fifty-three million, five hundred six thousand, nine hundred fifty-two reais and seventy-three cents). The number of existing shares of the Company shall remain unchanged before and after the Restructuring, as informed on the Relevant Fact and included in the Protocol, as well as the number of shares to be issued as a result of the Corporate Restructuring, since the capital reduction approved herein shall not affect the exchange ratios or the other terms of the intended Corporate Restructuring.

(c) to approve, by the majority of votes of the shareholders in attendance, the terms and conditions of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification (hereinafter referred to as “Protocol”) entered into by the managers of the Company, Tele Centro Oeste Celular Participações S.A., (“TCO”), Tele Sudeste Celular Participações S.A. (“TSD”), Tele Leste Celular Participações S.A. (“TLE”) and Celular CRT Participações S.A. (“CRTPart”) on December 4, 2005, which sets forth the terms and conditions of the merger (incorporação) into the Company of all the shares of TCO, in order to convert it into a wholly-owned subsidiary of the Company and the merger into the Company of TSD, TLE and CRTPart, resulting in the dissolution of such companies (“Corporate Restructuring”). The members of the Board of Directors and Board of Auditors expressed their opinion in favor of the Protocol, which becomes part of the minutes of this shareholders’ meeting as Exhibit I.

(d) to ratify, by the majority of votes of the shareholders in attendance and without any restrictions, the appointment carried out by the managers of the Company of the specialized companies ((i) Deloitte Touche Tohmatsu Auditores Independentes, company with head office in the Capital of the State of São Paulo, at Rua Bela Cintra, 881, enrolled with the CRC (Accounting Association) under No. 2 SP 011609/O-8 and with the Taxpayers’ List (CNPJ) under No. 49.928.567/0001-11, represented by Mr. José Domingos do Prado, enrolled with the CRC (Accounting Association) under No. CRC 1SP185087/O-0, for the preparation of the staturory book value report on the shares issued by TCO, pursuant to Article 252, first paragraph, Law 6,404, of December 15, 1976, as well as of the corresponding net assets of TSD, TLE and CRTPart, pursuant to Article 227 of the same Law, for purposes of determining the amount of the capital increase of the Company, under the terms set forth in the Protocol; (ii) Goldman Sachs & Companhia, company with head office at Avenida

TELESP CELULAR PARTICIPAÇÕES S.A. Publicly-held company with authorized capital CNPJ 02.558.074/0001-73 - NIRE 35300158792
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON FEBRUARY 22, 2006

Presidente Juscelino Kubitschek, 510, 6th floor, represented by Mr. Matheus M. Villares, Officer, for the preparation of the valuation reports on the companies, at the economic values, based on the discounted cash flow method, for purposes of determining the exchange ratio of the shares issued by TCO to be merged, as well the exchange ratio of the shares issued by TSD, TLE and CRTPart to be cancelled and extinguished as a result of the merger for new shares to be issued by the Company and distributed to the shareholders of TCO, TSD, TLE and CRTPart; and (iii) Planconsult Planejamento e Consultoria, company with head office at Avenida das Nações Unidas, 13,797, Block II, 17th floor, Morumbi, ZIP code 04794-000, represented by Mr. Edgar V. Salem, for the preparation of the valuation reports on the net assets of the Company and TCO, TSD TLE and CRTPart at market prices, for purposes of Article 264 of Law 6,404/76.

In view of the approved resolutions, the Chairman proposed the suspension of the work of this shareholders’ meeting for one hour, in order to allow the extraordinary general shareholders’ meetings of TCO, TSD, TLE and CRTPart called for the date hereof 2:00 PM, to consider said Corporate Restructuring. The Chairman asked the shareholders to remain in the place of this shareholders’ meeting, so that immediately after the other shareholders’ meetings were held, the shareholders of the Company might finally resolve on the other matters included in the Agenda of this shareholders’ meeting. The general extraordinary shareholders’ meeting of the Company restarted at 2:30 PM, with the same chairman’s table for the meeting and the attendance of the same shareholders and representatives of the valuation experts, representatives of the Board of Auditors and representatives of the other companies involved in the Corporate Restructuring. After the approval of the Corporate Restructuring in the shareholders’ meetings of TCO, TSD, TLE and CRTPart by shareholders representing, respectively, more than half of the voting shares of each one of them, the following matters were resolved:

(e) to approve, by the majority of the votes and without any restrictions, the Valuation Reports on the shares issued by TCO to be merged into the Company, as well as the corresponding net assets of TSD, TLE and CRTPart, considering that the valuations of the shares of TCO and of the net assets of the other companies were based on the respective book values as of September 30, 2005, calculated by the specialized company Deloitte Touche Tohmatsu Auditores Independentes, whose appointment was ratified by this shareholders’ meeting (and whose reports become part of this instrument as Exhibit II), giving effect to the merger of the shares of TCO and of the companies TSD, TLE and CRTPart pursuant to the provisions of Articles 252, third paragraph, and 227, first paragraph, of Law 6,404/76.

TELESP CELULAR PARTICIPAÇÕES S.A. Publicly-held company with authorized capital CNPJ 02.558.074/0001-73 - NIRE 35300158792
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON FEBRUARY 22, 2006

(f) to approve, by the majority of votes, the exchange ratios of the shares issued by TCO to be merged with the conversion of such company into a wholly-owned subsidiary, for new shares to be issued by the Company, which shall be directly distributed to the shareholders that hold the merged shares, as well as the exchange ratios of the shares issued by TSD, TLE and CRTPart to be cancelled and extinguished on account of the merger for new shares to be issued by the Company. Such ratios were determined according to the criterion provided in the Protocol approved at this shareholders’ meeting, which was based on the economic values of the Company and of the other companies, valued using the same criteria, based on the discounted cash flow method, as of September 30, 2005, calculated by the independent company Goldman Sachs & Companhia, whose appointment made by the managers of the Company was ratified at this shareholders’ meeting. Pursuant to the terms of the approved Protocol, it was informed that those shareholders of the companies whose shares (in case of TCO) or net assets (in case of TSD, TLE and CRTPart) were merged and that, on account of the exchange ratio, were entitled to a fraction of a share, shall receive, pro rata based on the fractions of each one, the net value at market prices of the grouped fractions, determined through an auction (or auctions, if the case may be), to be held at the Bolsa de Valores de São Paulo – Bovespa. Such payment to the shareholders shall be carried out within five (5) business days from the date the last auction is held.

Furthermore, the Chairman clarified that, pursuant to Article 264 of Law 6,404/76 and only for the purposes of comparing the exchange ratios resulting from the adoption of the economic value criterion by the companies in the Protocol with those resulting from the criterion of net assets at market prices, the information related to the exchange ratios based on the criterion of net assets at market prices as of September 30, 2005, calculated by Planconsult Planejamento e Consultoria, were available on the Chairman’s table.

The Chairman also reminded those present that, pursuant to the terms of the Protocol, the shares to be distributed to the shareholders of TCO, TSD, TLE and CRTPart shall be entitled to the same rights of the shares issued by the Company, currently outstanding, common and preferred, including, with respect to the preferred shares, the full right to vote as long as dividends to which the preferred shares of the Company currently outstanding are entitled are not paid. The provisions of item 4.4 of the Protocol, as informed in the Relevant Fact (item 2.2) shall be observed in regard to dividends.

(g) to approve, by the majority of votes, (i) the capital increase of the Company, resulting from the merger of the shares of TCO and of the net assets of TSD, TLE and CRTPart, in the amount of R$2,631,136,636.01, the capital stock of the Company being thereby changed to R$6,153,506,952.73 (six billion, one hundred fifty-three million, five hundred six thousand, nine hundred fifty-two reais and seventy-threecents) and, (ii) as a result of the approved

TELESP CELULAR PARTICIPAÇÕES S.A. Publicly-held company with authorized capital CNPJ 02.558.074/0001-73 - NIRE 35300158792
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON FEBRUARY 22, 2006

exchange ratio, the issuance of 258,768,433 (two hundred fifty-eight million, seven hundred sixty-eight thousand, four hundred thirty-three) new common shares and 505,319,442 (five hundred five million, three hundred nineteen thousand, four hundred forty-two) new preferred shares, subscribed under the terms of Article 252, second paragraph, Law 6,404/76, by the representatives of TCO, and pursuant to Article 227, second paragraph, by the representatives of each of the merged companies, on behalf of the shareholders of such companies. The capital stock of the Company is now represented by 509,226,137 (five hundred nine million, two hundred twenty-six thousand, one hundred thirty-seven) common shares and 917,186,080 (nine hundred seventeen million, one hundred eighty-six thousand eighty) preferred shares, the managers of the Company being hereby authorized to carry out all the acts necessary to formalize the merger of the shares issued by TCO and of the companies TSD, TLE and CRTPart into the Company, approved hereby, before public bodies and third parties in general.

In view of the capital increase approved hereby and the consequent issuance of new shares, it was resolved to modify the reference to the capital stock in the Bylaws, the main clause of Article 5th of the Bylaws hereby being modified to read as follows:

“The capital stock, subscribed and fully paid-up, amounts to R$6,153,506,952.73 (six billion, one hundred fifty-three million, five hundred six thousand, nine hundred fifty-two reais seventy-three reais), represented by 1,426,412,217 shares, of which 509,226,137 (five hundred nine million, two hundred twenty-six thousand, one hundred thirty-seven) are common shares and 917,186,080 (nine hundred seventeen million, one hundred eighty-six thousand eighty) are preferred shares, all book-entry shares with no par value.”

The shareholders of the Company took note of the fact that the Corporate Restructuring was preceded by an analysis by the independent company Goldman Sachs & Companhia, pursuant to Article 30 of the Bylaws of the Company, it being the case that in the valuation report prepared by Goldman Sachs & Companhia, which was made available to all the shareholders of the companies involved in the Corporate Restructuring, it is indicated that, as the exchange ratios set by the Board of Directors of the Companies are within the ranges of exchange ratios resulting from the ranges of indications of values of the Companies extracted from the valuation report, consistently applied, equitable treatment was given to the interested companies.

Furthermore, the Chairman informed that, pursuant to Article 137, items IV to VI and Article 252, first paragraph of Law 6,404/76, the shareholders that hold common and preferred

TELESP CELULAR PARTICIPAÇÕES S.A. Publicly-held company with authorized capital CNPJ 02.558.074/0001-73 - NIRE 35300158792
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON FEBRUARY 22, 2006

shares of the Company and that dissented from the merger of shares of TCO shall be entitled to withdraw from the Company by means of the reimbursement of the shares that they are proven to have held, according to the register of the Company as of the end of December 2, 2005, including such day, in the amount of the shareholders’ equity of the Company presented on the balance sheet drawn up on September 20, 2005 of R$6.52 per share.

(h) to approve, by the majority of votes of the shareholders in attendance, the change of the corporate name of the Company to “VIVO Participações S.A.”. Thus, article 1st of the Bylaws of the Company becomes effective with the following wording:

“Art. 1 – VIVO Participações S.A. is a corporation, governed by Law 6,404/76 and its later amendments, by these Bylaws and other applicable legal provisions, incorporated for an indefinite period of time.”

6. ADJOURNMENT: The Chairman offered the opportunity to speak to whoever wished and, as there was no request, the shareholders’ meeting was adjourned and these minutes were drawn up as a summary of what occurred, under the terms allowed by Article 130, 1st paragraph of Law nr. 6,404/76. Next, the minutes were read, found to be in order and signed by all those in attendance. São Paulo, February 22, 2006. Signatures: Breno Rodrigo Pacheco de Oliveira - Chairman; Moshe Sendacz- Secretary; Brasilcel, N.V., Portelcom Participações Ltda. - p.o.a. Breno Rodrigo Pacheco de Oliveira; Polo HG Fundo de Investimento em Ações, Vinson Fund, LLC., Polo Norte Fundo de Investimento Multimercado - p.o.a. João Carlos de Almeida Gaspar; Vanguard Emerging Markets Stock Index Fund., Ishares MSCI Brazil Free Index Fund, Aegon/Transamerica Series Fund - Van Kampen Active International Allocation - p.o.a. Daniel Alves Ferreira; The Master Trust Bank of Japan Ltd Re, The Brazil MSCI Emerging Markets Index Common Trust Fund, The California State Teachers Retirement System, Ford Motor Company Defined Bene. Master Trust - p.o.a. Daniel Alves Ferreira, Norges Bank, The New York State Common Retirement Fund, College Retirement Equities Fund - p.o.a. Daniel Alves Ferreira; Barclays Global Investors, N.A., State Street Emerging Markets, F&C Portfolios Fund – F&C Global Emerging Markets Portfolio, IBM Tax Deferred Savings Plan - p.o.a. Daniel Alves Ferreira; Caixa de Previdência dos Funcionários do Banco do Brasil - p.o.a. Maria Teresa Simão; The Bank of New York - p.o.a. Adelmo Ferreira de Lima Filho; João Carlos de Almeida Gaspar.

Certified a true copy of the original, drawn up in the appropriate book.

TELESP CELULAR PARTICIPAÇÕES S.A. Publicly-held company with authorized capital CNPJ 02.558.074/0001-73 - NIRE 35300158792
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS MEETING HELD ON FEBRUARY 22, 2006

Breno Rodrigo Pacheco de Oliveira

Chairman – OAB/RS No. 45.479

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail

Important Notice: Investors in ADSs of the Company and U.S. holders of common shares and preferred shares of the Company are urged to read the Company’s Prospectus, dated January 24, 2006, relating to the mergers described above (which also serves as an information statement for holders of ADSs of the Company and U.S. holders of common shares and preferred shares of the Company) because it contains important information. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by the Company with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from the Company.

MINUTES OF A MEETING OF THE SHAREHOLDERS OF CELULAR CRT PARTICIPAÇÕES S.A.,

DATED FEBRUARY 22, 2006.

FREE TRANSLATION

CELULAR CRT PARTICIPAÇÕES S.A

CNPJ: 03.010.016/0001-73 NIRE: 43300039021

(Publicly-held company)

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

1. DATE, TIME AND PLACE OF THE MEETING: Meeting held at 2:00 p.m., on February 22, 2006, at the Company’s headquarters, located at Avenida José Bonifácio 245, 7 Floor, in the Capital of the State of Estado do Rio Grande do Sul.

2. CALL NOTICE: The call notice was published in the “Diário Oficial do Estado do Rio Grande do Sul” (pages 1, 1 and 1, respectively), in the “Gazeta Mercantil” (pages A-12, C-5 and C-2, respectively), and in the “Jornal do Comércio” (2nd Section, pages 3, 1, and 1, respectively), on December 6, 7 and 8, 2005, and with new Call Notice, in accordance with the Notice to Shareholders published on January 26, 2006, in the “Diário Oficial do Estado do Rio Grande do Sul” (pages 1, 1 and 1, respectively), in the “Gazeta Mercantil” (pages A-12, C-5 and C-2, respectively), and in the “Jornal do Comércio” (2nd Section, pages 3, 1, and 1, respectively), on January 26, 27 and 30, 2006.

3. ATTENDANCE: Shareholders representing over  2/3 (two thirds) of the voting capital stock of the Company, reaching, thus, the legal quorum required for the approval of the resolutions set forth in the Agenda of this Extraordinary General Shareholders Meeting, as reflected in the signatures in the Registration Book of Shareholders Attendance at General Meetings Nr. 01, pages 8, 8v and 9.

4. BOARD: The meeting was chaired by Mr. Wellington Souza de Andrade and having as Secretary Ms. Mirian S. Ramos Kruel. In compliance with article 164 of Law Nr. 6,404/76, Mr. Ademir José Mallmann, member of the Board of Auditors of the Company, attended this shareholders’ meeting. The following also attended this shareholders’ meeting: the Executive Vice President for Operations of the Company, Mr. Paulo Cesar Pereira Teixeira, and the representatives of the companies Deloitte Touche Tohmatsu Auditores Independentes, Mrs. Juliana Sleutiz, Planconsult Planejamento e Consultoria, Mr. Robert Teichert, and Goldman Sachs & Companhia, Ms. Paula Orsoni Nunes.

5. RESOLUTIONS: Beginning the meeting, the Chairman clarified that the minutes of the shareholders meeting would be recorded as a summary of what occurred, including only a record of the resolutions as allowed by Article 130, 1st paragraph of Law nr. 6,404/76. Then, the Chairman informed those present that documents or proposals, votes or dissents from the resolutions to be considered should be presented in writing to the chair, which for such purposes would be represented by the Secretary. In addition to that, the Chairman informed that the documents relating to the resolutions to be considered in the meeting were available at the Chairman’s table and that such documents were made available to the shareholders pursuant to the Instruction CVM nr. 319/99 since the date of publication of the conditions of the restructuring described in the Relevant Fact dated as of December 4th 2005 and published on December 6th 2005 (the “Relevant Fact”).

FREE TRANSLATION

CELULAR CRT PARTICIPAÇÕES S.A

CNPJ: 03.010.016/0001-73 NIRE: 43300039021

(Publicly-held company)

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

The shareholders discussed the matters indicated in the agenda and have resolved the following, with those legally impeded from voting having refrained from doing so:

(a) to approve by the unanimous votes of the shareholders in attendance, in its entirety and with no reservation, the Financial Statements of the Company drawn up on September 30, 2005, previously examined by the Independent Auditors and approved by the members of the Board of Auditors and Board of Directors, ad referendum of this shareholders’ meeting. Such Financial Statements were made available to all the shareholders as informed in item 2.9 of the Relevant Fact, pursuant to the provisions set forth by the terms of Article 3rd of CVM Instruction No. 319/99. It was clarified to the shareholders in attendance that the Financial Statements of the Company dated September 30, 2005, were submitted to the shareholders’ meeting because they are part of the documents used in the corporate restructuring transaction, which is the subject of a resolution of this shareholders’ meeting, as mentioned in the Relevant Fact, for the purposes of the valuations and pursuant to the terms of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification, which shall be submitted to the shareholders next.

(b) to approve, by the unanimous votes of the shareholders in attendance, representing majority of the voting shares of the Company, the terms and conditions of the Protocol of Merger of Shares, Merger of Companies and Instrument of Justification (hereinafter referred to as “Protocol”) entered into on December 4, 2005 by the managers of the Company, Telesp Celular Participações S.A., (“TCP”) and others, which sets forth, among other things, the terms and conditions of the merger (incorporação) of the Company into TCP, resulting in the dissolution of the Company (“Corporate Restructuring”). The members of the Board of Directors and Board of Auditors expressed their opinion in favor of the Protocol, which becomes part of the minutes of this shareholders’ meeting as Exhibit I.

(c) to ratify, by the unanimous votes of the shareholders in attendance, representing majority of the voting shares of the Company, and without any restrictions, the appointment carried out by the managers of the Company of the specialized companies (i) Deloitte Touche Tohmatsu Auditores Independentes, company with head office in the Capital of the State of São Paulo, at Rua Bela Cintra, 881, enrolled with the CRC (Accounting Association) under Nr. 2 SP 011609/O-8 and with the Taxpayers’ List (CPNJ) under Nr. 49.928.567/0001-11, represented by Mr. José Domingos do Prado, enrolled with the CRC (Accounting Association) under No. CRC 1SP185087/O-0, for the preparation of the statutory book value report on the net assets of the Company, pursuant to Article 227 of Law 6,404/76 of

2

FREE TRANSLATION

CELULAR CRT PARTICIPAÇÕES S.A

CNPJ: 03.010.016/0001-73 NIRE: 43300039021

(Publicly-held company)

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

December 15, 1976, for purposes of determining the value of the capital increase of TCP with the net assets of the Company to be merged, under the terms set forth in the Protocol; (ii) Goldman Sachs & Companhia, company with head office at Avenida Presidente Juscelino Kubitschek, 510, 6th floor, represented by Mr. Matheus M. Villares, Officer, for the preparation of the valuation reports on the Company and TCP, at economic values, based on the discounted cash flow method, for purposes of determining the exchange ratio of the shares issued by the Company to be extinguished for new shares to be issued by TCP and distributed to the shareholders of the Company; and (iii) Planconsult Planejamento e Consultoria, company with head office at Avenida das Nações Unidas, 13,797, Block II, 17th floor, Morumbi, ZIP code 04794-000, represented by Mr. Edgar V. Salem, for the preparation of the valuation reports on the net assets of the Company and TCP at market prices for purposes of Article 264 of Law 6,404/76.

(d) to approve, by the unanimous votes of the shareholders in attendance, representing majority of the voting shares of the Company, and without any restrictions, the Valuation Report on the net assets of the Company to be merged into TCP, based on the book value as of September 30, 2005, of R$1,224,158,787.00 (one billion, two hundred twenty-four million, one hundred fifty-eight thousand, seven hundred eighty-seven reais) by the specialized company Deloitte Touche Tohmatsu Auditores Independentes, whose appointment was ratified by this shareholders’ meeting (and whose report becomes part of this instrument as Exhibit II), in such a manner as to give effect to the merger of the Company into TCP, pursuant to the provisions of Articles 227, first paragraph, of Law 6,404/76.

(e) to approve, by the unanimous votes of the shareholders in attendance, representing majority of the voting shares of the Company, the exchange ratios of the shares issued by the Company to be cancelled with the dissolution of the Company on account of the merger for new shares to be issued by TCP and attributed directly to the shareholders of the Company, which was set at 7.0294 common or preferred shares of TCP for each share of the same kind of the Company. Such ratios were set forth according to the criterion provided by the Protocol approved at this shareholders’ meeting, which was based on the economic values of the Company and of TCP, valued using the same criteria, based on the discounted cash flow method, as of September 30, 2005, calculated by the independent company Goldman Sachs & Companhia, whose appointment made by the managers of the Company was ratified at this shareholders’ meeting. Pursuant to the terms of the approved Protocol, it was informed that, those shareholders of the Company that, on account of the exchange ratio, were entitled to a fraction of a share, shall receive pro rata based on the fractions of each one, the net value at market prices of the grouped fractions, determined through an auction (or auctions, if the case may be), to be held at the Bolsa de Valores de São Paulo – Bovespa. Such payment to the shareholders shall be carried out within five (5) business days from the date the last auction is held.

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CELULAR CRT PARTICIPAÇÕES S.A

CNPJ: 03.010.016/0001-73 NIRE: 43300039021

(Publicly-held company)

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

Furthermore, the Chairman clarified that, pursuant to Article 264 of Law 6,404/76 and only for the purposes of comparing the exchange ratios resulting from the adoption of the economic value criterion by the companies in the Protocol with those resulting from the criterion of net assets at market price, the information related to the exchange ratios based on the criterion of net assets at market price as of September 30, 2005, calculated by Planconsult Planejamento e Consultoria, were available on the Chairman’s table.

As a result of the approval of the exchange ratios of the shares issued by the Company for shares to be issued by TCP, it was a approved, by unanimity of votes of those in attendance, the merger of the Company into TCP and its consequent dissolution under the proposed terms, the management of the Company being authorized to carry out all the acts necessary for the formalization of the merger of the Company into TCP, approved hereby, before public bodies and third parties in general, specially the subscription of the capital increase of TCP on the account of the shareholders of the Company, pursuant to Article 227, second paragraph, of Law 6,404/76, by any of its officers or those whom they may designate.

The Chairman also reminded those present that, pursuant to the terms of the Protocol, the shares issued by TCP to be distributed to the shareholders of the Company shall be entitled to the same rights of the shares issued by TCP, currently outstanding, common and preferred, including, with respect to the preferred shares, the full right to vote as long as dividends to which the preferred shares issued by TCP currently outstanding are entitled are not paid. The provisions of item 4.4 of the Protocol, as informed in the Relevant Fact (item 2.2), shall be observed in regard to dividends of the Company and, with respect to the year 2005, the distribution of interim dividends, all as noted in the Notice to Shareholders of the Company published on December 16, 2005.

The shareholders of the Company took note of the fact that the merger of the Company into TCP was preceded by an analysis by the independent company Goldman Sachs & Companhia, it being the case that in the valuation report prepared by Goldman Sachs & Companhia, which was made available to all the shareholders of the companies involved in the Corporate Restructuring, it is indicated that, as the exchange ratios set forth by the Board of Directors of the Companies are within the ranges of exchange ratios resulting from the ranges of indications of values of the Companies extracted from the valuation report, consistently applied, equitable treatment was given to the interested companies.

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CELULAR CRT PARTICIPAÇÕES S.A

CNPJ: 03.010.016/0001-73 NIRE: 43300039021

(Publicly-held company)

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

Furthermore, the Chairman informed that, pursuant to Articles 136, IV, and 137, items IV and VI of Law 6,404/76, the shareholders that hold common shares of the Company and that dissented from the merger into TCP, shall be entitled to withdraw from the Company by means of the reimbursement of the shares that they are proven to have held, according to the register of the Company as of December 2, 2005, including such day, in the amount of the value of the shareholders’ equity of the Company presented on the balance sheet as of September 30, 2005 of R$37.50 per share, given that the exchange ratio of the shares of the Company for shares of TCP determined by the Protocol is better than the exchange ratio calculated based on the net assets of the Company and TCP at market prices. The preferred shareholders of the Company shall not be entitled to withdraw from the Company, since such preferred shares possess liquidity and dispersion in the market as defined in Article 137, II, a and b of Law 6,404/76. The deadline and the conditions to qualify for the exercise of said appraisal rights for common shareholders will be informed at the appropriate time by means of the publication of a Shareholders Notice.

6. ADJOURNMENT: The Chairman offered the opportunity to speak to whoever wishe and, as there was no request, the shareholders’ meeting was adjourned and these minutes were drawn up as a summary of what occurred, including only a record of the resolutions under the terms allowed by Article 130, 1st paragraph of Law nr. 6,404/76. Next, the minutes were read, found to be in order and signed by all those in attendance. São Paulo, February 22, 2006. Signatures: Wellington Souza de Andrade - Chairman; Mirian S. Ramos Kruel - Secretary; Brasilcel, N.V., TBS Celular Participações Ltda., Avista Participações Ltda. - p.o.a. Wellington Souza de Andrade; Pólo HG Fundo de Investimento em Ações, Vinson Fund, LCC - p.o.a. Euclides Rosa Filho; Polo Norte Fundo de Investimento Multimercado - p.o.a. Euclides Rosa Filho; Vinson Fund LLC - p.o.a. Euclides Rosa Filho; MLC Limited, Brazil MSCI Emerging Markets Index Common Trust Fund, CNA - Limited Capital Intl. Em. Markets Equity, The California State Teachers Retirement System, The Master Trust Bank of Japan, Ltd., Ford Motor Company Defined Bene Master Trust - p.o.a. Vanessa Leonel do Prado; Capital Internacional Emerging Markets Fund; Emerging Markets Growth Fund, Inc.; Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts - p.o.a. Vanessa Leonel do Prado; Capital Guardian Emerging Markets Equity Master Fund; Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts; Capital Guardian Emerging Markets Equity DC Master Fund - p.o.a. Vanessa Leonel do Prado; CNA Capital Int. M. Equity Trust - p.o.a. Vanessa Leonel do Prado.

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CELULAR CRT PARTICIPAÇÕES S.A

CNPJ: 03.010.016/0001-73 NIRE: 43300039021

(Publicly-held company)

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS

MEETING HELD ON FEBRUARY 22, 2006

Certified a true copy of the original, drawn up in the appropriate book.

Wellington Souza de Andrade

Chairman – OAB/RJ nº 89.540

This document is a free translation of the Portuguese original.

In case of discrepancies, the Portuguese version will prevail

Important Notice: U.S. holders of common shares and preferred shares of the Company are urged to read the Prospectus, dated January 24, 2006, of TCP relating to the mergers described above because it contains important information. Investors and security holders may obtain a free copy of the Prospectus and other documents filed by TCP with the SEC at the SEC’s website at www.sec.gov. A copy of the Prospectus may also be obtained for free from TCP.

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